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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49670

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

3/5/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rioux & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 Main Street
(No. and Street)

Bristol (City) CT (State) 06010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Rioux 860-589-8754 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Co., P.C.
(Name — *if individual, state last, first, middle name*)

29 South Main Street (Address) West Hartford (City) CT (State) 06107 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Rioux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rioux & Co. LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JOANNE M. FRASCONA
Exp: 8/15/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIOUX & COMPANY, LLC

DECEMBER 31, 2001

Blum

RIOUX & COMPANY, LLC

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

Blum Shapiro

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Rioux & Company, LLC
Bristol, Connecticut

Report of Independent Accountants

We have audited the accompanying statements of financial condition of Rioux & Company, LLC, as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rioux & Company, LLC, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 16, 2002

RIOUX & COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 3,394	$ 6,695
Accounts Receivable		
Brokers	59,773	62,075
Other	833	2,210
Investments	3,300	3,300
Prepaid Expenses	3,303	2,956
Property and Equipment, Net	10,241	5,447
Other Assets	-	972
Total Assets	$ 80,844	$ 83,655
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 10,681	$ 8,072
Members' Equity	70,163	75,583
Total Liabilities and Members' Equity	$ 80,844	$ 83,655

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues		
Commissions	$ 150,359	$ 356,217
Consulting income	76,439	91,290
Other income	2,513	2,758
Total revenues	229,311	450,265
Expenses		
Employee compensation and benefits	81,805	126,357
Floor brokerage, exchange and clearance fees	157,495	252,933
Communications and data processing	6,515	8,558
Interest and dividends	-	1,122
Occupancy	6,101	7,828
Other expenses	31,980	33,456
Total expenses	283,896	430,254
Net Income (Loss)	$ (54,585)	$ 20,011

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance - Beginning of Year	$ 75,583	$ 49,230
Net Income (Loss)	(54,585)	20,011
Contributions	50,515	15,003
Members' Distributions	(1,350)	(8,661)
Balance - End of Year	$ 70,163	$ 75,583

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Subordinated Liabilities - Beginning of Year	$ -	$ 30,000
Issuance of Subordinated Notes	-	-
Maturity of Subordinated Notes	-	(30,000)
Subordinated Liabilities - End of Year	$ -	$ -

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities		
Net income (loss)	$ (54,585)	$ 20,011
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	2,880	4,263
(Increase) decrease in operating assets:		
Accounts receivable - brokers	2,302	4,840
Accounts receivable - other	1,377	438
Prepaid expenses	(347)	184
Other assets	972	-
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	2,609	(9,105)
Net cash provided by (used in) operating activities	(44,792)	20,631
Cash Flows from Investing Activities		
Purchase of investments	-	(3,300)
Purchase of property and equipment	(7,674)	(2,135)
Net cash used in investing activities	(7,674)	(5,435)
Cash Flows from Financing Activities		
Payments on issuance of subordinated debt	-	(30,000)
Contributions from members	50,515	15,003
Distributions to members	(1,350)	(8,661)
Net cash provided by (used in) financing activities	49,165	(23,658)
Net Decrease in Cash	(3,301)	(8,462)
Cash - Beginning of Year	6,695	15,157
Cash - End of Year	$ 3,394	$ 6,695
Cash Paid During the Year for Interest	$ -	$ 1,122

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Organization - Rioux & Company, LLC (the Company) was formed on April 25, 1996 as a limited liability company under the laws of the State of Connecticut. As such, the owners (the Members) are not liable for the debts of the Company. The latest date upon which the Company is to dissolve is March 31, 2026.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of individual investors. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is an introducing broker that provides local administrative services under an agreement with a carrying broker. The carrying broker executes all securities transactions and maintains record keeping for all customer accounts on behalf of the Company.

Revenue Recognition - Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Property and Equipment - Depreciation of office equipment, furniture and fixtures is provided by accelerated methods over the estimated useful lives of the assets, which are five years for office equipment and seven years for furniture and fixtures.

Amortization of leasehold improvements is provided on a straight-line basis over the term of the lease.

Balances of major classes of assets and accumulated depreciation and amortization as of December 31, 2001 and 2000, are as follows:

	2001	2000
Furniture and fixtures	$ 23,872	$ 20,244
Office equipment	2,500	2,500
Leasehold improvements	5,055	1,009
	31,427	23,753
Less accumulated depreciation and amortization	21,186	18,306
Net Property and Equipment	$ 10,241	$ 5,447

Income Taxes - The Company has elected to be treated as a limited liability company under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Members' respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal or state income taxes.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Cash - The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Note 2 - **Net Capital:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and minimum net capital requirements of $52,486 and $5,000, respectively. The Company's net capital ratio was .2 to 1. The net capital rules may effectively restrict the payment of cash dividends should the net capital ratio exceed 10 to 1.

Note 3 - **Lease Commitment:**

The Company's lease for office space ended during 2001. Rental expense for the years ended December 31, 2001 and 2000, was $6,101 and $7,828, respectively. The Company is currently a tenant-at-will for no consideration in another location. At December 31, 2001, the Company was in negotiations for a lease at that location.

Note 4 - **Financial Instruments with Off-Balance-Sheet Credit Risk:**

The majority of the Company's transactions are cleared through a broker on a fully disclosed basis; therefore, the Company does not carry customer accounts.

In the normal course of business, the Company and its customers rely on the clearing broker and other brokers for the execution, and the clearing broker for settlement, of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations. In the event of such failure, the Company would have recourse to the party at fault. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

Blum
Shapiro

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Rioux & Company, LLC
Bristol, Connecticut

Report of Independent Accountants on Supplementary Information

We have audited the accompanying financial statements of Rioux & Company, LLC, as of and for the year ended December 31, 2001, and have issued our report thereon, dated February 16, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro & Company, P.C.

February 16, 2002

RIOUX & COMPANY, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Net Capital		
Total members' equity from statement of financial condition	$	70,163
Add liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		70,163
Less nonallowable assets:		
Accounts receivable - other		833
Prepaid expenses		3,303
Property and equipment, net		10,241
Investments not readily marketable		3,300
Total nonallowable assets		17,677
Net capital before haircuts on securities		52,486
Haircuts on securities:		
Trading and investment securities		-
Net Capital	$	52,486
Aggregate Indebtedness		
Total liabilities from statement of financial condition	$	10,681
Total Aggregate Indebtedness	$	10,681
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,000%	$	51,418
Ratio: Aggregate indebtedness to net capital		0.20 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.



Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Rioux & Company, LLC
Bristol, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Rioux & Company, LLC, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 16, 2002